Exhibit 99.1

INTERIM FINANCIAL STATEMENTS

ISSUER DETAILS

NAME OF ISSUER:

AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:

LEVEL 3, 40 JOHNSTON ST

WELLINGTON

NEW ZEALAND

ISSUER TELEPHONE NUMBER:

(644) 495 0888

ISSUER FACSIMILE NUMBER:

(644) 495 0889

CONTACT NAME AND POSITION:

THOMPSON JEWELL, CEO

CONTACT TELEPHONE NUMBER:

(644) 495 0880

CONTACT EMAIL ADDRESS:

mail@austral-pacific.com

WEB SITE ADDRESS:

www.austral-pacific.com

FOR THE QUARTER ENDED:

September 30, 2008

DATE OF REPORT:

November 14, 2008

CERTIFICATE

THE COMPANY’S AUDITORS HAVE NOT REVIEWED OR BEEN INVOLVED IN THE PREPARATION OF THESE FINANCIAL STATEMENTS. THIS DISCLOSURE HAS BEEN APPROVED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“D Newman”	David Newman	November 14, 2008

DIRECTOR	FULL NAME	DATE SIGNED

“T Jewell”	Thompson Jewell	November 14, 2008

DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at September 30, 2008)

As at :		September 30, 2008 $	December 31, 2007 $
		(Unaudited)	(Audited)
Current
Cash and cash equivalents		3,029,893	9,019,812
Accounts receivable	(Note 4)	3,074,957	5,689,279
Restricted cash		3,072,068	3,000,000
Financial instruments	(Note 6)	598,529	—
Inventory		490,391	488,486
Prepaid expenses and deposits		946,570	805,527
		11,212,408	19,003,104
Non-current
Investments		117,373	100,822
Property and equipment	(Note 5)	38,403,092	41,609,165
Goodwill		2,018,969	2,018,969
Total Assets		51,751,842	62,732,060
Liabilities
Current
Debt	(Note 7)	21,603,032	18,650,000
Financial instruments	(Note 6)	—	7,753,311
Accounts payable and accrued liabilities		3,806,691	11,226,465
Prepaid gas revenue		831,040	831,040
Asset retirement obligations		861,729	845,422
Net cash in advance		—	9,679,614
		27,102,492	48,985,852
Non-current
Deferred taxation provision		1,774,006	3,994,013
Prepaid gas revenue		2,325,968	2,521,823
Asset retirement obligations		1,401,739	1,237,668
Long term debt		9,461,941	9,282,806
Total Liabilities		42,066,146	66,022,162
Stockholders’ Equity
Common stock without par value;	(Note 12)
unlimited number of shares authorized;
Issued and outstanding 59,467,829 (2007: 32,416,142) shares		78,234,763	55,913,721
Preferred shares		480,838	480,838
Contributed surplus		2,316,948	1,876,279
Share purchase warrants reserve		1,540,762	1,540,762
Accumulated other comprehensive income		33,762	17,210
Accumulated deficit		(72,921,377)	(63,118,912)
Total Stockholders’ Equity/(Deficit)		9,685,696	(3,290,102)
Total Liabilities and Stockholders’ Equity		51,751,842	62,732,060

Related Party Transactions (Note 10); Commitments and Contingencies (Note 11)

Subsequent Events (Note 15)

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.

Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at September 30, 2008)

		Three Months Ended September 30, 2008 $	Three Months Ended September 30, 2007 $	Nine Months Ended September 30, 2008 $	Nine Months Ended September 30, 2007 $
Production Income
Oil and gas sales		3,293,837	2,172,862	10,497,821	4,875,400
Realised derivative loss/(gain) (production)	(Note 6)	—	—	(2,777,914)	117,934
Royalties		(154,357)	(34,479)	(545,420)	(163,849)

Net Revenue		3,139,480	2,138,383	7,174,487	4,829,485

Expenses
General and administrative expense		(666,914)	(1,695,535)	(5,163,807)	(4,332,499)
Foreign exchange (loss)/gain		(96,105)	(553,356)	(1,252)	(489,267)
Derivative (loss)/gain	(Note 6)	519,081	(1,077,193)	(8,737,651)	(2,921,901)
Production costs		(1,338,139)	(958,858)	(3,036,421)	(2,157,100)
Depletion		(728,430)	(1,061,005)	(4,665,948)	(1,866,830)
Amortization		(24,978)	(26,148)	(83,785)	(80,429)
Finance expense	(Note 8)	(828,555)	(694,779)	(2,840,513)	(1,914,555)
Oil and gas exploration expenditure		(3,260,601)	(135,983)	(3,838,204)	(1,452,438)

Total Expenses		(6,424,641)	(6,202,857)	(28,367,581)	(15,215,019)

Net loss for the period before other income		(3,285,161)	(4,064,474)	(21,193,094)	(10,385,534)

Other Income
Interest income		38,453	62,181	113,603	199,581
Joint venture recoveries		296,416	365,398	1,029,974	1,081,415
Sale of licence interest		—	—	8,002,147	—
Other Income		24,898	—	24,898	—
Total other income		359,767	427,579	9,170,622	1,280,996
Net loss for the period before tax		(2,925,394)	(3,636,895)	(12,022,472)	(9,104,538)
Tax credit	(Note 9)	2,220,007	—	2,220,007	—
Net loss for the period after tax		(705,387)	(3,636,895)	(9,802,465)	(9,104,538)

Deficit, beginning of period		(72,215,990)	(46,556,306)	(63,118,912)	(41,088,663)

Deficit, end of period		(72,921,377)	(50,193,201)	(72,921,377)	(50,193,201)

Basic loss per share	(Note 13)	($0.01)	($0.12)	($0.21)	($0.31)

Diluted loss per share	(Note 13)	($0.01)	($0.12)	($0.21)	($0.31)

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.

Consolidated Interim Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at September 30, 2008)

	Common Stock
	Shares	Amount $	Preferred Shares	Contributed Shares $	Share Purchase Warrants Reserve $	Accumulated Other Comprehennsive Income $	Accumulated Deficit $	Total Shareholder Equity $
Balance at December 31, 2007	32,416,142	55,913,721	480,838	1,876,279	1,540,762	17,210	(63,118,912)	(3,290,102)
Issuance of common shares for cash	27,051,687	22,929,562	—	—	—	—	—	22,929,562
Less deferred offering costs		(608,520)	—	—	—	—	—	(608,520)
Stock Option compensation		—	—	440,669	—	—	—	440,669
Accumulated other comprehensive income		—	—	—	—	16,552	—	16,552
Net loss for the period		—	—	—	—	—	(9,802,465)	(9,802,465)
Balance at September 30, 2008	59,467,829	78,234,763	480,838	2,316,948	1,540,762	33,762	(72,921,377)	9,685,696

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.

Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at September 30, 2008)

	Three Months Ended September 30, 2008 $	Three Months Ended September 30, 2007 $	Nine Months Ended September 30, 2008 $	Nine Months Ended September 30, 2007 $
Operating Activities
Net loss for the period	(705,387)	(3,636,895)	(9,802,465)	(9,104,538)
Adjustments to reconcile net loss to cash provided by operating activities:
Asset retirement obligation accretion	25,418	71,525	119,417	119,417
Depletion	728,430	1,061,005	4,665,948	1,866,830
Oil and gas exploration expenditure	3,260,601	135,983	3,838,204	1,452,438
Amortization	24,978	26,148	83,785	80,429
Unrealised derivative loss/(gain)	(598,529)	1,077,193	(598,529)	2,803,967
Stock compensation	43,560	223,056	440,669	171,521
Amortisation of debt expenses	20,764	281,746	929,135	833,301
Tax credit	(2,220,007)	—	(2,220,007)	—
Sale of licence interest	—	—	(8,002,147)	—
Net unrealised foreign exchange (gain)/loss	44,688	553,356	44,841	489,267
Change in non-cash working capital	745,776	(5,551,024)	(8,969,084)	209,005
	1,370,293	(5,757,907)	(19,470,232)	(1,078,363)

Financing Activities
Share issues	(27,627)	664,359	20,002,672	3,914,359
Cash received in advance from private placement	—	—	(9,679,614)	—
Net proceeds from (retirement of) debt	(3,770,000)	9,375,415	2,953,032	12,637,415
	(3,797,627)	10,039,774	13,276,090	16,551,774

Investing Activities
Purchase of property and equipment	(1,017)	8,370	(3,834)	(201,559)
Purchase of investments	—	—	(3,100,800)	—
Oil and gas properties	(1,994,447)	(2,424,087)	(4,247,087)	(13,325,875)
Proceeds from sale of assets	—	—	498,388	—
Proceeds from sale of licence interests	—	—	8,002,147	—
Restricted cash	(622,068)	—	(72,068)	—
Change in joint venture working capital	(1,035,743)	2,176,480	(872,522)	(4,124,828)
	(3,652,740)	(239,237)	204,224	(17,652,262)

Net (decrease)/increase in cash during the period	(6,080,075)	4,042,630	(5,989,919)	(2,178,852)
Cash and cash equivalents, beginning of period	9,109,968	3,923,461	9,019,812	10,144,943
Cash and cash equivalents, end of period	3,029,893	7,966,091	3,029,893	7,966,091

Supplemental Cash Flow Information
Interest paid	1,411,790	353,635	1,411,790	1,079,697

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at September 30, 2008)

NOTE 1 - NATURE OF OPERATIONS

Austral Pacific Energy Ltd. (and its subsidiaries, hereby called the Company) is a limited liability company incorporated in British Columbia under the Business Corporations Act (British Columbia).  The Company is domiciled in New Zealand.

The Company is primarily engaged in the acquisition, exploration, appraisal and development and production from oil and gas properties in New Zealand (and until the end of May 2008, Papua New Guinea).

NOTE 2 – ABILITY TO CONTINUE AS A GOING CONCERN

For the nine months to September 30, 2008, the Company had a net loss of $9,802,465 (2007: $9,104,538) and accumulated deficit of $72,912,377 (2007: $50,193,201). The Company also had a working capital deficit of $15,890,084 (December 31, 2007: $29,982,748). In addition, the Company has, until this quarter, been unable to generate net cash from operating activities for the past three years. The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its on-going work program requirements related to the exploration permits.

The Company is operating under a waiver in respect of its breaches of several covenants relating to its Investec Bank (Australia) Ltd (“Investec”) loan facility following delays in completing the Cheal project in accordance with established timelines. The renegotiated loan facility requires the full repayment of the facility ($21,603,032 at September 30, 2008) on or before December 15, 2008 and hence has been disclosed as a current liability.

The Investec loan facility due date raises substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. Management has prepared a cash flow forecast which assumes

-

the Company’s on-going production is sustained;

-

oil prices at or about $90 per barrel (supported by a series of oil “puts” entered into by the Company at $90/bbl for all production until August 31, 2009);

-

normal expenditure maintained; and

-

the strategic alternatives review (announced on September 24, 2008) will successfully attract new capital injections or third-party approaches for asset sales and/or merger proposals to enable the Investec loan facility to be repaid in full on or before December 15, 2008 and provide sufficient working capital for the development of Cheal and ongoing operation of the Company.

However, there can be no assurance that the strategic alternatives review process will result in any ability to refinance its existing credit facility or that the Company will be able to pursue any particular recapitalization transaction.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, the consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses and balance sheet classification used that would be necessary

AUSTRAL PACIFIC ENERGY LTD.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at September 30, 2008)

if the company was unable to continue as a going concern. In such event the Company would likely write-down the carrying value of its Property and Equipment and Goodwill to a nominal $1 until it has better visibility about the value of these assets.

AUSTRAL PACIFIC ENERGY LTD.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at September 30, 2008)

NOTE 3 - ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as at September 30, 2008 and December 31, 2007 and the Company’s consolidated interim results of operations and cash flows for the nine month periods ended September 30, 2008 and 2007. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions of the National Instrument 51-102 as they relate to interim financial statements. The Company’s interim financial statements do not include all disclosures required for annual financial statements prepared in accordance with Canadian generally accepted accounting principles. Therefore, the Company’s interim financial statements should be read in conjunction with the Company’s annual audited financial statements dated December 31, 2007.  The results of the nine months ended September 30, 2008 are not necessarily indicative of the results to be expected for the full year.

NOTE 4 - ACCOUNTS RECEIVABLE

Trade accounts receivable comprises the following categories:

	September 30, 2008	December 31, 2007
Trade receivables	2,109,011	1,978,227
Joint venture receivables	965,947	3,711,052
	3,074,957	5,689,279

AUSTRAL PACIFIC ENERGY LTD.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at September 30, 2008)

NOTE 5 - PROPERTY AND EQUIPMENT

2008	Net Book Value December 31, 2007 $	Additions/Transfers During the Year $	Amortization/Depletion and Write Downs During the Year $	Net Book Value September 30, 2008 $
Plant and equipment
Furniture and office equipment	222,705	3,834	(47,522)	179,017
	222,705	3,834	(47,522)	179,017

Oil and gas properties
Proved:
Production Assets	6,953,847	205,674	(1,347,771)	5,811,750
Capital Expenditure	25,058,213	3,543,612	(3,852,830)	24,748,995
Total Proved	32,012,061	3,749,286	(5,200,602)	30,560,745

Unproved:
Capital Expenditure (1)	1,711,069	—	(1,711,069)	—
Acquisition Expenditure	7,663,330	—	—	7,663,330
Total unproved	9,374,399	—	(1,711,069)	7,663,330

Total property and equipment	41,609,165	3,753,120	(6,959,193)	38,403,092

(1)The workover of the Cardiff 2A ST-1 well in December 2007 at a total cost of $1,711,069 has proven unsuccessful and has been written off to the statement of operations and deficit.

AUSTRAL PACIFIC ENERGY LTD.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at September 30, 2008)

NOTE 6 – DERIVATIVE LOSSES – FORWARD OIL SALE CONTRACTS

The outstanding forward oil sales contracts that the Company entered into in connection with the raising of debt under the Investec loan facility were closed out on May 27, 2008 at a cost to the Company of $16,759,826, together with related interest of $757,541. At the same time, a series of put options were entered into at $90 per barrel. This series of transactions has been funded by a short term loan ($17.847 million) from Investec (repayable on or before December 15, 2008).

The realized losses on forward oil sale contracts to May 31, 2008 are as follows:

2008 $

Realised losses March quarter 2008	1,377,537
Realised losses to May 31, 2008 applicable to related sales (1)	1,400,377
2,777,914

(1) The forward oil sale contracts from September 2008 were closed out on May 27, 2008 and the impact of these derivative losses is shown below.

Derivative losses are as follows:

2008 $

Financial Instruments January 1, 2008 (current liability)	7,753,311

Realised losses from hedge closeout from May 27, 2008	(16,759,826)
Unealised put gains September 30, 2008	268,864
Derivative losses September 30, 2008	(8,737,651)

The Company’s outstanding contracts for derivative instruments, and the related fair values at September 30, 2008 are as follows:

	QUANTITY (BARRELS)	MATURITY DATE	PRICE US$/BBL	FAIR VALUE SEPTEMBER 30, 2008
Crude oil put options	102,000	October 2008–August 2009	90.00	598,529

AUSTRAL PACIFIC ENERGY LTD.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at September 30, 2008)

NOTE 7 – DEBT

The Investec loan facility is described in Note 21(a) of the 2007 Consolidated Financial Statements. In May 2008, the Company borrowed a further tranche of $17,847,032 to finance the close-out of forward oil sale contracts (from September 2008) for $16,759,826 plus a series of $90 oil sale put options for $329,665 and interest thereon to December 15, 2008 of $757,541.

A summary of the accounting treatment of the debt raising is as follows:

	2008 $	2007 $

Loan balance January 1 (current liability)	18,650,000	12,929,778
Loan draw down	—	5,562,000
Loan repayment	(14,894,000)	(2,300,000)
Additional tranche drawdown	17,847,032	—
Balance of loan September 30 (current liability)	21,603,032	16,191,778

NOTE 8 FINANCE EXPENSE

	Nine Months Ended September 30, 2008 $	Nine Months Ended September 30, 2007 $

Interest	1,411,790	1,079,697
Other loan expenses	1,428,724	834,858
Total finance expenses September 30, 2008	2,840,513	1,914,555

NOTE 9 TAX BENEFIT

On December 22, 2006, the Company recognized a deferred tax liability in the acquisition of Arrowhead Energy Ltd of $2,220,006.  At September 30, 2008, the Company has recognized a tax benefit of $2,220,006 as it is more likely than not that due to the cumulative losses in recent years no tax will be paid.

NOTE 10 - RELATED PARTY TRANSACTIONS

Directors received total remuneration of $130,392 during the nine months to September 30, 2008 (September 30, 2007: $113,081).

The Company paid a law firm, in which a Director is a Partner, $154,977 for legal and directorial services during the nine months to September 30, 2008 (September 30, 2007: $130,324).

The above-noted transactions were in the normal course of operations.

AUSTRAL PACIFIC ENERGY LTD.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at September 30, 2008)

NOTE 11 - COMMITMENTS AND CONTINGENCIES

a)

Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is committed to complete certain work programs.  The Company’s management estimates that the commitments under various agreements are $4.13 million.

b)

Legal Proceedings

The Company is not subject to any legal proceedings, and no disputes and claims involving the Company were settled during the period. There are no legal proceedings in which any director, member of senior management or any affiliate is a party adverse to the Company nor has a material interest adverse to the Company.

As at September 30, 2008, the only dispute involving the Company is a dispute regarding the terms of a royalty payment required to be paid by the Company in respect of the Arrowhead interest acquired in the Cheal shallow joint operations. The total amount involved is unable to be accurately quantified because it relies on estimates of future oil price and production from the Cheal shallow oil joint operations for permit 38738. The estimated amount payable relating to historical production is $153,000.

c)

Environmental Laws and Regulations

The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues.  However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

NOTE 12 - COMMON STOCK

a)

Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

On February 28, 2008 the Company issued 12,500,000 common shares (with 12,500,000 warrants attached) for cash proceeds of $15,000,000 as a result of a private placement. The warrants are convertible one-for-one into common stock for twelve months from closing at an exercise price of $2.25.

On June 26, 2008 the Company issued a further 11,222,360 common shares (with 5,611,180 warrants attached) for cash proceeds of $5,611,180. The warrants are convertible one-for-one into common stock for fifteen months from closing at an exercise price of $1.00.

On May 31, 2008 the Company issued 1,056,338 common shares at a price of $0.71 to Investec Bank as a condition of the restructuring of the loan facility.

On June 9, 2008 the Company issued 2,273,000 shares at a price of $0.69 to TAG Oil Limited in settlement of disputes between the companies in relation to the Cheal project.

AUSTRAL PACIFIC ENERGY LTD.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at September 30, 2008)

	Number of shares	$

Balance at December 31, 2007	32,416,142	55,913,721

Issued during the nine months to September 30, 2008	27,051,698	22,929,562
Returned to Treasury	(11)

Balance at September 30, 2008	59,467,829	78,843,283

On May 23, 2008, the Company agreed with TAG upon the settlement of outstanding disputes between the companies in relation to the Cheal project. The settlement agreement required a payment by the Company to TAG in a combination of cash, stock and expected forward production from the Cheal A7 well. The stock payment was made on June 9, 2008, but is subject to an anti-dilutive provision, providing for further shares to be issued to TAG Oil Ltd., if placements in the following 6 months are at a price less than the settlement share price of NZ$0.88 (US$0.69). Therefore, any placement at a price lower than $0.69 before November 23, 2008 will give rise to a requirement for anti-dilutive shares to be issued to TAG Oil Ltd., the number of which is to be agreed with TAG upon completion of the period.  The private placement made by the Company in June 2008 at $0.50 has given rise to such a commitment of approximately 864,000 shares. No other specific placement agreements or terms are in negotiation.

b)

Incentive Stock Options

The Company has established a stock option plan for the granting of options to employees and service providers. The plan was approved by shareholders on May 22, 2008 at the annual general meeting of the shareholders, and accepted by the TSX-V. The plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company (except in relation to optionees performing investor relations activities, whose options terminate within 30 days after ceasing to be associated), at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 18 months.

The following stock options were outstanding at September 30, 2008:

AUSTRAL PACIFIC ENERGY LTD.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at September 30, 2008)

Number Of Options	Type of Option	Date Fully Vested	Number Vested September 30, 2008	Exercise/Weighten Average Price Per Share	Expriy Date
12,500	vesting	15 October 2004	12,500	1.25	15 October 2008
133,334	vesting	1 December 2008	133,334	1.90	1 December 2010
40,000	vesting	1 January 2007	40,000	1.80	1 January 2011
40,000	vesting	1 January 2008	40,000	2.00	1 January 2011
40,000	vesting	1 January 2009	—	2.50	1 January 2011
10,000	vesting	2 February 2009	6,667	1.90	2 February 2011
400,000	vesting	1 November 2008	266,667	1.14	1 May 2012
150,000	vesting	11 December 2008	100,000	1.02	11 June 2012
100,000	vesting	2 July 2009	33,334	1.30	2 July 2012
100,000	vesting	6 August 2009	33,334	1.42	6 August 2012
60,000	vesting	14 March 2009	40,000	1.23	14 September 2012
365,000	vesting	14 March 2009	250,003	1.20	14 September 2012
150,000	vesting	14 September 2009	50,001	1.20	14 September 2012
30,000	vesting	8 October 2009	—	1.23	8 October 2012
150,000	vesting	30 September 2007	150,000	1.30	30 September 2012
60,000	vesting	1 January 2010	—	1.01	1 January 2013
50,000	vesting	24 December 2009	—	0.49	24 June 2013
30,000	vesting	30 December 2009	—	0.49	30 June 2013
1,920,834			1,155,840

The weighted average exercise price for all options outstanding at September 30, 2008 is $1.27 (September 30, 2007: $1.32). During the nine months to September 30, 2008, Nil (2007: 300,000) options were exercised and 356,670 options were forfeited due to staff redundancies (2007: 950,000 due to staff resignations)

The weighted average exercise price for options fully vested at September 30, 2008 is $1.31 (September 30, 2007: $1.69).

The net stock option compensation cost of $440,669 recognized as an expense for the nine months to September 30, 2008 ( September 30, 2007: $171,521) was represented by $510,166 employee option compensation (2007: $371,938) offset by the write back of $69,497 of unvested options cancelled due to staff resignations and redundancies (September 30, 2007 $200,417). The fair value of each stock option grant on the date of grant is estimated using the Black-Scholes option-pricing model, amortized over the vesting period.

c)

Share Purchase Warrants

The Company had 20,611,180 share purchase warrants outstanding at September 30, 2008 (September 30, 2007: 2,500,000).

d)

Preferred Shares

The Company issued 7,692,308 preferred shares on September 20, 2007 at a price of $1.30 for total proceeds of $10,000,000.

AUSTRAL PACIFIC ENERGY LTD.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at September 30, 2008)

The Company has reached an agreement in principle with the holders of the preferred shares for the exchange of the preferred shares for convertible debentures, with effect from January 1, 2008.  The exchange is subject to a number of conditions precedent including the approval of the TSX-V and a determination that the exchange will be in compliance with the solvency requirements of the British Columbia, Canada Business Corporations Act. Given the Company’s financial position (see Note 2 – Going Concern), the Company will likely only proceed with the exchange upon completion of the previously announced strategic alternatives review and the re-financing or restructuring of the Company’s debt to Investec.

NOTE 13 - EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the nine month periods ended September 30, 2008 and 2007:

	Nine Months Ended September 30, 2008 $	Nine Months Ended September 30, 2007 $
Numerator: net loss for the period	(9,802,465)	(9,104,538)

a) Basic Denominator:
Weighted-average number of shares	47,701,057	29,017,878
Basic loss per share	(0.21)	(0.31)

b) Diluted Denominator:
Weighted-average number of shares	47,701,057	29,017,878
Basic loss per share	(0.21)	(0.31)

Stock options and share purchase warrants outstanding were not included in the computation of the diluted loss per share as the inclusion of such securities would be antidilutive.

AUSTRAL PACIFIC ENERGY LTD.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at September 30, 2008)

NOTE 14 - SEGMENT INFORMATION

For nine months to September 30, 2008

	Canada	New Zealand	PNG	Total Company

Revenue from:
Production	—	7,174,487	—	7,174,487
Interest	—	112,677	926	113,603
Total Revenue	—	7,287,164	926	7,288,091

Profit/(Loss)	(1,934,506)	(15,605,572)	7,737,613	(9,802,465)

Total assets as at September 30, 2008	7,705	51,649,224	94,915	51,751,844

For nine months to September 30, 2007

	Canada	New Zealand	PNG	Total Company

Revenue from:
Production	—	4,711,551	—	4,711,551
Interest	—	198,727	855	199,582
Total Revenue	—	4,910,278	855	4,911,133

Profit/(Loss)	(1,258,668)	(7,641,604)	(204,266)	(9,104,538)

Total assets as at September 30, 2007	6,857	45,155,084	596,499	45,758,440

NOTE 15 - SUBSEQUENT EVENTS

On November 7, 2008 the Company and TAG Oil (NZ) Ltd agreed to an assignment of TAG’s 15% interest in the Kahili joint venture and permit to the Company. The assignment of interest is at no cost to the Company.  TAG has also agreed to post a bond for their share of the abandonment of the Kahili-1 well should it be abandoned within five years of the date of the assignment of interest. At September 30, 2008 the Company holds 85% interest in the permit.

Apart from as described above, no other events occurred subsequent to September 30, 2008 which would have a material effect on these statements.